Exhibit 99.1
Stellantis Posts Record First Half 2022 Results with 14.1% AOI Margin(1),
€8.0 Billion Net Profit and €5.3 Billion Industrial Free Cash Flows(2);
Global BEV Sales Up Nearly 50%, Among Leaders in EU30 BEV Sales

•Net revenues of €88.0 billion, up 17% compared to H1 2021 Pro Forma(3) reflecting strong net pricing, favorable vehicle mix and positive FX translation effects
•Adjusted operating income(1) of €12.4 billion, up 44% compared to H1 2021(3), with margin at 14.1%; all five regions(4) with double-digit margins
•Net profit of €8.0 billion, up 34% compared to H1 2021(3)
•Industrial free cash flows(2) of €5.3 billion, up €6.5 billion compared to H1 2021(3)
•Strong Industrial available liquidity at €59.7 billion
•Stellantis ranked second in BEV sales and LEV sales in EU30 market; third in the U.S. market for LEV sales
•Global BEV sales up nearly 50% y-o-y to 136k units
All financial comparisons are to H1 2021 Pro Forma(3).

“In a demanding global context, we continue to 'Dare Forward', delivering an outstanding performance and executing our bold electrification strategy. Together with our employees' resiliency, agility and entrepreneurial mindset, and our innovative partners, we are shaping Stellantis into a sustainable mobility tech company that's fit for the future. I would like to express my sincere appreciation to all Stellantis employees for their commitment and their contribution to these results.”
Carlos Tavares, CEO

Maserati Supercar

RESULTS FROM CONTINUING OPERATIONS
FY 2022 GUIDANCE - CONFIRMED
Adjusted Operating Income Margin(1) Double-Digit

Industrial Free Cash Flows(2) Positive
Assumes economic and COVID-19 conditions remain substantially unchanged

2022 INDUSTRY OUTLOOK(5)*
North America -8% (from Stable)
Enlarged Europe -12% (from -2%)
Middle East & Africa Stable
South America Stable (from +3%)
India & Asia Pacific +5%
China Stable
*2022 Industry Outlook changed for NA, EE and SA compared to outlook provided on May 5 '22.

(€ million)		H1 2022	H1 2021 Pro Forma(3)	H1 2022 vs. H1 2021 Pro Forma		H1 2021

I F R S	Net revenues	87,999	75,310	+17%		72,610
	Net profit	7,960	5,936	+34%		5,800
	Cash flows from operating activities	9,843	n.a.	n.a.		5,615
N O N - G A A P	Adjusted operating income(1)	12,374	8,622	+44%		8,438
	Adjusted operating income margin(1)	14.1%	11.4%	+270	bps	11.6%
	Industrial free cash flows(2)	5,319	(1,163)	n.m.		n.a.
____________________________________________________________________________________________________________________________________
n.a. = not applicable
n.m. = not meaningful
Basis of preparation: All reported data is unaudited. “H1 2022” and “H1 2021” represent results as reportable under IFRS. H1 2021 includes Legacy FCA from January 17, 2021, following the closure of the merger; “H1 2021 Pro Forma” is presented as if the merger had occurred January 1, 2020 and include results of FCA for the period January 1 - 16, 2021 . Refer to the section "Notes" for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
Refer to page 8 for an explanation of the items referenced on this page and market and industry information

AMSTERDAM, July 28, 2022 - Stellantis’ Dare Forward 2030 strategic plan is progressing at full speed, supported by record profitability and accelerating sales of low emission vehicles (LEV), which include battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric vehicles.
The Company ranked second in the EU30 market for BEV and LEV sales (less than 1k vehicles gap with LEV leader) and third in the U.S. market for LEV sales(6). Stellantis' global BEV sales were up nearly 50% y-o-y to 136k units in H1. The Company now offers 20 BEVs, with an additional 28 BEVs to be launched through 2024.
Battery Ecosystem Strengthened: Confirmed locations for five gigafactories (three in Europe and two in North America), partnering with Automotive Cells Company, Samsung SDI and LG Energy Solution; and strengthened supply of low-carbon lithium hydroxide, by signing agreements with Vulcan Energy and Controlled Thermal Resources in Europe and North America, respectively. Samsung SDI and LG Energy Solution agreements remain subject to customary closing conditions and regulatory approvals.
Global Mobility Leadership: Acquired Share Now, positioning Free2move as a world leader in mobility with more than 6 million customers worldwide.
Transformational Partnerships: Announced global, multi-year agreements with Amazon and Qualcomm that will transform the in-vehicle experience for millions of Stellantis customers.
North America: Achieved record profitability, with Adjusted operating income (AOI) margin of 18.1%; market share was up 40 bps y-o-y to 11.3%, with U.S. share up 50 bps to 11.7%. Jeep® Wrangler 4xe remains the best-selling PHEV in the U.S.(6) with 19k units sold in H1, up 55% y-o-y. The all-new Jeep Grand Cherokee 4xe is arriving in dealerships, soon to be followed by the all-new Wagoneer L and Grand Wagoneer L in late 2022.
Enlarged Europe: Achieved AOI margin of 10.4% up 160 bps, EU30 market share at 21.2%, down 190 bps. The Fiat New 500 was the number one selling BEV in Germany and Italy and the Peugeot e-208 was the best-selling BEV in France. Jeep Compass and Renegade were the number one and number two best-selling LEVs in Italy. Peugeot 208, Opel Corsa, Citroën C3, Fiat Panda and Fiat 500 represented five of the EU30 top 10 selling vehicles.
Other Regions: All three regions achieved double-digit AOI margins. South America: more than tripled AOI to €1.0 billion, with 13.9% margin. Market leader in the region with 23.5% share. Fiat was the top-selling brand in the region and Jeep top-selling SUV brand in Brazil. Middle East & Africa: record AOI margin of 15.5% up 580 bps and AOI of €472 million; market share up 20 bps to 11.9%. China and India & Asia Pacific: AOI margin of 13.4%, with AOI up 40% to €289 million. The all-new Jeep Meridian and Citroën C3 launched in India and deliveries began in June and July, respectively.
Maserati: On the path to double-digit profitability, with AOI margin of 6.6%, up 330 bps. AOI more than doubled to €62 million. All-new MC 20 Cielo unveiled in May; launched all-new Grecale with first deliveries in Europe at the end of June and unveiled limited edition Supercar in July.
Note: Unless otherwise stated, all market share and ranking references are for H1 2022. All year-over-year comparisons are to H1 2021 including Legacy FCA for the period from January 1 - 16, 2021, prior to the closing of the merger.

Upcoming Events: Dodge, Jeep and Ram to reveal more about their electrification strategies.
•August 16 and 17 Gateway Muscle and Future Muscle Reveals as part of 'Dodge Speed Week'
•September     Jeep 4xe Day
•November 3 Q3 2022 Shipments and Revenues
•November     Ram Revolution
On July 28, 2022 at 12:30 p.m. CEST / 6:30 a.m. EDT, a live webcast and conference call will be held to present Stellantis' First Half 2022 Results. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on July 28, 2022.
About Stellantis
Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com
Refer to page 8 for an explanation of the items referenced on this page and market and industry information.

SEGMENT PERFORMANCE

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H1 2022	H1 2021 Pro Forma(3)	vs. H1 2021 Pro Forma		€ million, except as otherwise stated	H1 2022	H1 2021 Pro Forma(3)	vs. H1 2021 Pro Forma
Shipments (000s)	959	873	+86		Shipments (000s)	1,362	1,664	(302)
Net revenues	42,443	32,447	+9,996		Net revenues	31,319	32,040	(721)
AOI	7,683	5,236	+2,447		AOI	3,267	2,829	+438
AOI margin	18.1%	16.1%	+200	bps	AOI margin	10.4%	8.8%	+160	bps
•Shipments up 10%, mainly due to strong demand for all-new Wagoneer/Grand Wagoneer, mid-cycle refresh of Jeep Compass, all-new Jeep Grand Cherokee L and Chrysler Pacifica, partially offset by lower volumes of Ram pickups, Dodge Durango and discontinued Grand Cherokee WK
•Net revenues up 31%, primarily due to higher volumes, strong net pricing, favorable vehicle mix and positive FX translation effects
•Adjusted operating income up 47%, primarily driven by higher Net revenues and favorable FX translation and transaction effects, partially offset by increased raw materials and logistics costs

•Shipments down 18%, with demand for all-new Peugeot 308, Fiat Professional Scudo and DS4 more than offset by impact of increased unfilled semiconductor orders in H1 2022
•Net revenues down 2%, with favorable net pricing, improved vehicle mix, primarily increased BEVs and PHEVs, and lower volumes with buyback commitments, more than offset by reduced new vehicle volumes
•Adjusted operating income up 15%, primarily due to positive net pricing, favorable vehicle mix, cost containment actions and lower buyback volumes, partially offset by higher raw material and energy costs

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H1 2022	H1 2021 Pro Forma(3)	vs. H1 2021 Pro Forma		€ million, except as otherwise stated	H1 2022	H1 2021 Pro Forma(3)	vs. H1 2021 Pro Forma
Combined shipments(7) (000s)	199	200	(1)		Shipments (000s)	403	424	(21)
Consolidated shipments(7) (000s)	138	138	—
Net revenues	3,039	2,547	+492		Net revenues	7,233	4,936	+2,297
AOI	472	247	+225		AOI	1,002	326	+676
AOI margin	15.5%	9.7%	+580	bps	AOI margin	13.9%	6.6%	+730	bps
•Consolidated shipments flat, with higher volumes of all-new Jeep Grand Cherokee L and Citroën C4, as well as Opel Mokka and Peugeot 3008 and 208, offset by impact of increased unfilled semiconductor orders in H1 2022
•Net revenues up 19%, primarily due to higher net pricing, including pricing actions for Turkish lira devaluation, and improved vehicle mix, partially offset by negative FX translation effects, mainly from Turkish lira
•Adjusted operating income up 91%, mainly due to increased Net revenues, partially offset by negative FX transaction and translation effects

•Shipments down 5%, with strong demand for all-new Fiat Pulse, as well as Peugeot 208 and Jeep Compass more than offset by impact of increased unfilled semiconductor orders in H1 2022
•Net revenues up 47%, mainly due to very strong net pricing, favorable vehicle mix and positive FX translation effects, mainly Brazilian real, partially offset by lower volumes
•Adjusted operating income up 207%, primarily due to higher Net revenues and favorable FX translation and transaction effects, more than offsetting higher raw materials and logistics costs

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	H1 2022	H1 2021 Pro Forma(3)	vs. H1 2021 Pro Forma		€ million, except as otherwise stated	H1 2022	H1 2021 Pro Forma(3)	vs. H1 2021 Pro Forma
Combined shipments(7) (000s)	100	102	(2)		Shipments (000s)	10.2	10.8	(0.6)
Consolidated shipments(7) (000s)	62	61	+1		Net revenues	941	885	+56
Net revenues	2,152	1,883	+269		AOI	62	29	+33
AOI	289	206	+83		AOI margin	6.6%	3.3%	+330	bps
AOI margin	13.4%	10.9%	+250	bps
•Improved results mainly driven by favorable net pricing and vehicle mix, primarily related to Ram 1500 and Jeep brand vehicles, partially offset by unfavorable market mix					•Improved results mainly due to higher net pricing, favorable vehicle mix, driven by all-new MC20, and positive FX transaction effects, partially offset by increased D&A for new vehicle launches
Refer to page 8 for an explanation of the items referenced on this page.

Reconciliations
Net revenues from external customers to Net revenues and Net profit from continuing operations to Adjusted operating income

Results from continuing operations
H1 2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		42,442	31,275	3,039	7,233	2,150	943	917	87,999
Net revenues from transactions with other segments		1	44	—	—	2	(2)	(45)	—
Net revenues		42,443	31,319	3,039	7,233	2,152	941	872	87,999

Net profit from continuing operations									7,960
Tax expense									1,985
Net financial expenses									431
Share of the profit of equity method investees									(56)
Operating income									10,320
Adjustments:
Restructuring and other costs, net of reversals(A)		157	619	—	33	—	—	29	838
CAFE penalty rate(B)		660	—	—	—	—	—	—	660
Takata recall campaign(C)		—	538	22	2	—	—	—	562
Patents litigation(D)		93	40	—	1	—	—	—	134
Impairment expense and supplier obligations		18	4	—	45	—	—	—	67
Other(E)		(62)	(210)	—	—	(1)	—	66	(207)
Total adjustments		866	991	22	81	(1)	—	95	2,054
Adjusted operating income(1)		7,683	3,267	472	1,002	289	62	(401)	12,374
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe, North America and South America
(B) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment
(C) Extension of Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America
(D) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(E) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals

Refer to page 8 for an explanation of the items referenced on this page.

Net revenues from external customers to Pro Forma Net revenues and Net profit from continuing operations to Pro Forma Adjusted operating income

Results from continuing operations
H1 2021 Pro Forma	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		30,420	31,504	2,511	4,742	1,822	863	748	72,610
Add: FCA Net revenues from external customers, January 1 - 16, 2021(B)		2,015	335	36	189	51	18	60	2,704
Add: Pro Forma adjustments(C)		3	(7)	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 – June 30, 2021		32,438	31,832	2,547	4,931	1,873	881	808	75,310
Net revenues from transactions with other segments		9	208	—	5	10	4	(236)	—
Pro Forma Net revenues(D)		32,447	32,040	2,547	4,936	1,883	885	572	75,310

Net profit from continuing operations									5,800
Tax expense									1,729
Net financial expenses									217
Share of the profit of equity method investees									(402)
Operating income									7,344
Add: FCA operating income, January 1 - 16, 2021									77
Add: Pro forma adjustments									96
Pro Forma Operating income									7,517
Adjustments:
Restructuring and other costs, net of reversals(E)		(2)	487	1	48	—	—	7	541
Reversal of inventory fair value adjustment in purchase accounting(F)		401	89	—	13	19	—	—	522
Impairment expense and supplier obligations		—	21	—	—	—	—	—	21
Brazilian indirect tax-reversal of liability/recognition of credits(G)		—	—	—	(222)	—	—	—	(222)
Other(H)		36	85	—	—	—	2	120	243
Total adjustments January 1 - June 30, 2021		435	682	1	(161)	19	2	127	1,105
Pro Forma Adjusted operating income(1)		5,236	2,829	247	326	206	29	(251)	8,622
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) PSA was identified as the accounting acquirer in the Merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the Merger became effective
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro Forma Stellantis consolidated Net revenues, January 1 - June 30, 2021
(E) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(F) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(G) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(H) Includes other costs primarily related to merger and integration activities
Refer to page 8 for an explanation of the items referenced on this page.

Net profit from continuing operations to Adjusted operating income

Results from continuing operations
H1 2021	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net profit from continuing operations									5,800
Tax expense									1,729
Net financial expenses									217
Share of the profit of equity method investees									(402)
Operating income									7,344
Adjustments:
Restructuring and other costs, net of reversals(A)		(2)	487	1	48	—	—	7	541
Reversal of inventory fair value adjustment in purchase accounting(B)		401	89	—	13	19	—	—	522
Impairment expense and supplier obligations		—	21	—	—	—	—	—	21
Brazilian indirect tax-reversal of liability/recognition of credits(C)		—	—	—	(222)	—	—	—	(222)
Other(D)		36	85	—	—	—	2	120	243
Total adjustments January 1 - June 30, 2021		435	682	1	(161)	19	2	127	1,105
Less: Adjustments January 1 - 16, 2021(E)									11
Adjusted operating income(1)		4,983	2,878	256	317	208	42	(246)	8,438
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(B) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(C) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(D) Includes other costs primarily related to merger and integration activities
(E) Primarily costs related to the merger
Refer to page 8 for an explanation of the items referenced on this page.

Cash flows from operating activities to Industrial free cash flows and Cash flows from operating activities to Pro Forma Industrial free cash flows

(€ million)	H1 2022	H1 2021
Cash flows from operating activities	9,843	5,615
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	9,843	5,615
Less: Operating activities not attributable to industrial activities	129	(22)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,388	4,982
Add: Proceeds from disposal of assets and other changes in investing activities	251	100
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments	293	141
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Defined benefit pension contributions, net of tax	35	36
Industrial free cash flows(2)	5,319	650
Add: FCA Industrial free cash flows, January 1 - 16, 2021	n.a.	(1,813)
Pro Forma Industrial free cash flows(2)	n.a.	(1,163)
___________________________________________________________________________________________________________________
n.a. = not applicable
Debt to Industrial net financial position

€ million	June 30, 2022	December 31, 2021
Debt	(28,164)	(33,582)
Current financial receivables from jointly-controlled financial services companies	332	103
Derivative financial assets/(liabilities), net and collateral deposits	14	(9)
Financial securities	1,779	1,499
Cash and cash equivalents	46,355	49,629
Net financial position	20,316	17,640
Less: Net financial position of financial services	(1,738)	(1,450)
Industrial net financial position(8)	22,054	19,090
Refer to page 8 for an explanation of the items referenced on this page.

NOTES

(1) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and; convergence and integration costs directly related to significant acquisitions or mergers.
For the six months ended June 30, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period
January 1 - January 16, 2021.
(2) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; and adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the six months ended June 30, 2021, Pro Forma Industrial free cash flows includes the Industrial free cash flows of FCA for the period January 1 - January 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(3) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Company”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 - 16, 2021 are excluded from H1 2021 results unless otherwise stated. H1 2021 Pro Forma results are presented as if the merger had occurred on January 1, 2020 and include results of FCA for the period January 1 – 16, 2021.
(4) Regions relates to geographical regions of: North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific.
(5) Source: China State Information Center (SIC), S&P Global, Ward's Automotive and Company estimates.
(6) Per S&P Global May 2022 year-to-date vehicle registrations (most current data available); PC + light-duty trucks.
(7) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries.
(8) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/
liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.

For purposes of this document, and unless otherwise stated, rankings, market share and other industry information are for passenger cars (PC) plus light commercial vehicles (LCV).
Market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Veicoli Esteri (UNRAE), Ward’s Automotive) and internal information.
Represents Passenger cars (PC) and light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia)
•China represents PC only
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information
Prior period figures have been updated to reflect current information provided by third-party industry sources.
2021 includes FCA for the period January 1 - 16, 2021

Commercial Vehicles market share refers to light commercial vehicles.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV) and fuel cell electric (FCEV).
BEV retail sales based on Company estimates and include Citroen Ami and Opel Rocks-e.

Appendix
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Consolidated Financial Information includes the unaudited pro forma consolidated income statement for the six months ended June 30, 2021 and the related explanatory notes (the “Unaudited Pro Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Consolidated Statement of Financial Position of Stellantis as of December 31, 2021.
The Unaudited Pro Forma Consolidated Financial Information presented herein is derived from (i) the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 and (ii) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto.
The consolidated financial statements of Stellantis and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Semi-Annual Condensed Consolidated Financial Statements of Stellantis as of and for the six months ended June 30, 2022 and 2021.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•The purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in the interest expense related to the fair value adjustment to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the period from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2021

H1 2021 (€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	72,610	2,704	2	(6)	75,310
Cost of revenues	58,301	2,322	(52)	(6)	60,565
Selling, general and other costs	4,550	192	(2)	—	4,740
Research and development costs	2,046	113	(40)	—	2,119
Gains/(losses) on disposal of investments	2	—	—	—	2
Restructuring costs	371	—	—	—	371
Operating income/(loss)	7,344	77	96	—	7,517
Net financial expenses/(income)	217	29	(17)	—	229
Profit/(loss) before taxes	7,127	48	113	—	7,288
Tax expense	1,729	21	7	—	1,757
Share of the profit of equity method investees	402	3	—	—	405
Net profit/(loss) from continuing operations	5,800	30	106	—	5,936
Profit/(loss) from discontinued operations, net of tax	990	—	—	—	990
Net profit/(loss)	6,790	30	106	—	6,926

Net profit/(loss) attributable to:
Owners of the parent	6,780	30	106	—	6,916
Non controlling interests	10	—	—	—	10

Net profit/(loss) from continuing operations
Owners of the parent	5,790	30	106	—	5,926
Non controlling interests	10	—	—	—	10

Earnings per share (€/share):
Basic earnings per share	2.17				2.21
Diluted earnings per share	2.11				2.16

Earnings per share from continuing operations (€/share):
Basic earnings per share	1.85				1.90
Diluted earnings per share	1.81				1.85
The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column is the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021.
Note 2 – FCA Historical
This column represents the FCA results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records.
Note 3 – Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill.
The Unaudited Pro Forma Consolidated Financial Information reflects the effects of the purchase accounting adjustments, where applicable, on the unaudited pro forma consolidated income statement for the six months ended June 30, 2021 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the purchase price allocation adjustments in the unaudited pro forma consolidated income statement for the six months ended June 30, 2021.

For the period January 1 - 16, 2021

January 1 - 16, 2021 (€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	—	—	—	2	2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	36	47	18	5	106
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method. The fair value of reacquired rights has been valued based on the discounted cash flows expected from the related agreement.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million for the period January 1 to January 16, 2021, which has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets.

B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million for the period January 1 to January 16, 2021, of which €45 million has been recorded within Cost of revenues and €2 million within Selling, general and other costs in the Unaudited Pro Forma Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions of €21 million for the period January 1 to January 16, 2021 and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million for the period January 1 to January 16, 2021, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million for the period January 1 to January 16, 2021, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the impact on cost of revenues of €7 million for the period January 1 to January 16, 2021 of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the six months ended June 30, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.
Note 4 – Other Adjustments
Other adjustments include the elimination of the intercompany transactions with Sevel in the Stellantis Consolidated Income Statement for the six months ended June 30, 2021 of €6 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date.

Note 5 - Pro Forma Earnings per Share
Pro Forma basic earnings per share is calculated by dividing the Pro Forma Net profit from continuing operations attributable to the owners of the parent by the Pro Forma weighted average number of shares outstanding, as adjusted for the merger.
Pro Forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the merger.

Pro Forma Basic earnings per share

H1 2021 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - June 30, 2021 (B)	3,123,533	3,123,533	3,123,533
Pro Forma Basic earnings per share (€ per share) (A/B)	€2.21	€1.90	€0.32
Pro Forma Diluted earnings per share

H1 2021 (€ million)
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding (thousand), January 17 - June 30, 2021	3,123,533	3,123,533	3,123,533
Number of shares deployable for share-based compensation, January 17 - June 30, 2021 (thousand)	14,577	14,577	14,577
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,206,607	3,206,607	3,206,607
Pro Forma Diluted earnings per share (€ per share) (A/B)	€2.16	€1.85	€0.31

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2022 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the continued impact of unfilled semiconductor orders; the Company’s ability to realize the anticipated benefits of the merger, the continued impact of the COVID-19 pandemic; the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plans; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.